Exhibit 99.2

FinVolution Group (Formerly PPDAI Group Inc) Announces Result of 2019 Annual General Meeting and the Change of Ticker Symbol

SHANGHAI, November 19, 2019 /PRNewswire/ — FinVolution Group formerly known as PPDAI Group Inc (“FinVolution,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced that, at its 2019 annual general meeting of shareholders held on 5th November, shareholders of the Company adopted the following resolution as a special resolution proposed by the Company that the name of the Company be changed from “PPDAI Group Inc.” to “FinVolution Group” and that “信也科技” be adopted as the dual foreign name of the Company.

In addition, the Company will change its ticker symbol on the New York Stock Exchange from “PPDF” to “FINV,” effective at the start of trading on November 29, 2019. No action is needed from current shareholders and holders of American depositary shares (“ADSs)” in relation to the ticker symbol change.

In connection with the name change and ticker symbol change, the CUSIP for the Company’s American depositary shares has been changed from 69354V108 to 31810T101.

“We are excited to align our corporate name with our mission -To leverage innovative technology to make financial services better. FinVolution is a newly created word referring to a finance revolution, which provides better visibility and insights into our mission with shareholders and across all our stakeholders,” said Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of the Company. “As a leader in the technology-driven consumer finance space, we will maintain focused on our strategy and deliver shareholder value by expanding our core business, enhancing our brand recognition and continuing to invest in technology.”

About FinVolution Group

FinVolution is a leading online consumer finance platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2019, the Company had over 102 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Jimmy Tan

Tel: +86 (21) 8030 3200 Ext. 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com